Exhibit 12.1

EXHIBIT 12.1—STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(in millions, except share and per share data)

		2004	2003	2002	2001	2000
1. NET INCOME AS A PERCENT TO SALES
A	Net Income	$6.2	$51.8	$52.1	$5.6	$18.3
B	Net Sales	$480.5	$454.6	$441.0	$419.2	$422.4
A % of B		1.3%	11.4%	11.8%	1.3%	4.3%

2. EFFECTIVE INCOME TAX RATE
C	Income Taxes	$20.0	$23.2	$23.0	$14.0	$17.4
D	Income before Income Taxes	$31.1	$76.6	$74.3	$19.8	$35.7
C % of D		64.3%	30.3%	31.0%	70.7%	48.8%

3. CURRENT RATIO
E	Current Assets	$199.6	$178.9	$171.8	$238.3	$188.5
F	Current Liabilities	$169.4	$112.8	$187.6	$235.3	$131.3
E:F		1.2	1.6	0.9	1.0	1.4

4. EARNINGS PER SHARE
G	Net Income	$6.2	$51.8	$52.1	$5.6	$18.3
H	Basic shares outstanding	12,345	11,925	11,817	11,764	12,581
I	Diluted shares outstanding	12,989	12,554	12,557	12,501	13,000
G/H	Basic earnings per share	$0.50	$4.34	$4.41	$0.48	$1.46

G/I	Diluted earnings per share	$0.48	$4.13	$4.15	$0.45	$1.41

Shares in thousands, earnings per share in dollars.

5. WORKING CAPITAL
J	Current Assets	$199.6	$178.9	$171.8	$238.3	$188.5
K	Current Liabilities	169.4	112.8	187.6	235.3	131.3
L	Current Portion of Long-Term Debt	30.2	1.7	56.8	65.1	30.0
J-K+L	Working Capital	$60.4	$67.8	$41.0	$68.1	$87.2